Paul Hastings

05013143

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

File No.: 82-34801

011-81-3-6229-6014
howardcheng@paulhastings.com

SUPPL

December 2, 2005

RECEIVED DEC 06 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 156

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

TKO # 73210.9

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE NOVEMBER 17, 2005

December 1 , 2005

A. ENGLISH LANGUAGE DOCUMENTS

1. Notice of the Results of Treasury Stock Purchase dated on December 1, 2005 submitted to the Tokyo Stock Exchange (Exhibit 1).

B. JAPANESE LANGUAGE DOCUMENTS

1. Notice of the Results of Treasury Stock Purchase dated on December 1, 2005 submitted to the Tokyo Stock Exchange (Exhibit 2). English translation also attached (Exhibit 1).

平成 17 年 12 月 1 日

各　位

会社名　　HOYA株式会社
代表者名　代表執行役CEO　鈴木　洋
(コード番号 7741 東証第一部)
問合せ先　IR・広報グループ
マネジャー　伊藤直司
(TEL 03-3952-1160)

自己株式の取得終了に関するお知らせ

当社は、平成 17 年 10 月 20 日開催の取締役会決議による、商法第 211 条の3第1項第2号の規定に基づく自己株式の取得を終了いたしましたのでお知らせいたします。

記

1. 取得期間　平成 17 年 11 月 15 日から平成 17 年 12 月 1 日まで(約定ベース)

2. 取得株数　15,686,800 株

3. 取得総額　63,999,973,000 円

4. 取得方法　東京証券取引所における市場買付

(ご参考)

1)　平成 17 年 10 月 20 日開催の当社取締役会における決議の内容

取得する株式の種類	当社普通株式
取得する株式の総数	1,600 万株(上限)
株式の取得価額の総額	640 億円(上限)
取得期間	平成 17 年 10 月 21 日から平成 17 年 12 月 20 日まで

2)　平成 17 年 12 月 1 日時点での自己株式保有状況

発行済株式総数(自己株式を除く)	430,106,370 株
自己株式数	19,289,650 株

以上

December 1, 2005

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Notice of the Results of Treasury Stock Purchase

(Pursuant to Article 211-3, Section 1-2 of the Commercial Code of Japan)

HOYA CORPORATION "the Company" hereby inform you that the Company has completed the acquisition of the Treasury Stock, resolved at the Board of Directors meeting held on October 20, 2005 in accordance with Article 211-3, Section 1-2 of the Commercial Code of Japan.

1. Period of the purchase	From November 15, 2005 to December 1, 2005
2. Total number of shares purchased	15,686,800 shares
3. Total cost of acquisition	¥63,999,973,000
4. Method of the purchase	Purchase on the Tokyo Stock Exchange

(Notes)

1) Decision of the Board of Directors meeting held on October 20, 2005.

Type of shares to be purchased:	Common shares of the Company
Maximum number of shares to be purchased:	16,000,000 shares
Maximum value of the purchase:	64 billion yen
Period of the purchase	From October 21, 2005 to December 20, 2005

2) Treasury Stock held by the Company as of December 1, 2005

Total number of shares issued (excluding treasury stock)	430,106,370 shares
Treasury Stock	19,289,650 shares